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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940



_____________________________________________________________________________
1.   Name and Address of Reporting Person*

Fechtor                  Richard             L.
_____________________________________________________________________________
   (Last)                            (First)              (Middle)

225 Franklin Street
_____________________________________________________________________________
                                    (Street)

Boston                   MA             02110
_____________________________________________________________________________
(City)                  (State)         (Zip)

8/30/99
_____________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)


_____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

Fechtor, Detwiler, Mitchell & Co. (Nasdaq: FEDM)
_____________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol


_____________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Chief Executive Officer
_____________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)
_____________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person

     [_]  Form Filed by More than 1 Reporting Person


=============================================================================

             Table I -- Non-Derivative Securities Beneficially Owned
=============================================================================

                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or      4. Nature of Indirect
1. Title of Security              Beneficially Owned         Indirect (I)           Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Common Stock                    2,499,994                   D
---------------------------------------------------------------------------------------------------------
Common Stock                    200,000                     I                     *
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------

=========================================================================================================


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



(Over)
                                                            SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================


-------------------------------------------------------------------------------------------------------------------

                                                     3. Title and
                                                        Amount of
                                                        Securities
                                                        Underlying
                                 2. Date Exer-          Derivative
                                    cisable and         Security      4. Conversion   5. Ownership
                                    Expiration          (Instr. 4)       or Exercise     Form of
                                    Date             ----------------    Price of        Derivative
                                    (Month/Day/Year)           Amount    Derivative      Security:   6. Nature of
                                 -------------------           or        Security        Direct (D)     Indirect
                                 Date      Expi-               Number    Price of        or Indirect    Beneficial
1. Title of Derivative Security  Exer-     ration              of        Derivative      (I)            Ownership
   (Instr. 4)                    cisable   Date      Title     Shares    Security        (Instr. 5)      (Instr. 5)
-------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------

====================================================================================================================


Explanation of Responses:

* Represents 200,000 shares which the Reporting Person pursuant to a Share Reimbursement Agreement, has agreed to provide to Fechtor, Detwiler, Mitchell & Co., for no consideration, upon the exercise of certain stock options issued to employees of Fechtor, Detwiler & Co., Inc. prior to the Merger. The shares are held by a custodian in the name of the custodian for the benefit of Fechtor, Detwiler, Mitchell & Co. The Reporting Person retains the voting rights for these shares and is entitled to receive all dividends.




/s/ Richard L. Fechtor                       9/9/99
--------------------------------            ----------------------
**Signature of Reporting Person                     Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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